Exhibit 99.2



ITW Conference Call

Fourth Quarter
2011

January 31, 2012

ITW
Agenda

1. Introduction……………….....….. John Brooklier

2. Fourth Quarter Highlights……... David Speer

3. Financial Overview…………..….. Ron Kropp

4. Reporting Segments………....…. John Brooklier

5. 2012 Forecasts…..………….…… Ron Kropp

6. Q & A…………….....……...…... John Brooklier/Ron Kropp/David Speer

ITW
Forward - Looking Statements

This conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding operating performance, revenue growth, diluted income per share from continuing operations, diluted net income per share, restructuring expenses and related benefits, tax rates, end market conditions, and the Company's related 2012 forecasts. These statements are subject to certain risks, uncertainties, and other factors which could cause actual results to differ materially from those anticipated. Important risks that could cause actual results to differ materially from the Company's expectations include those that are detailed in ITW's Form 10-K for 2010.

Conference Call Playback

Replay number: 800-704-0516; No pass code necessary

Telephone replay available through midnight of Feb. 14, 2012

Webcast / PowerPoint replay available at www.itw.com

Supplemental financial and investor information will be available on the ITW website under the "Investor Relations" tab

Q4 and Full Year 2011 Highlights

Q4

- **Generated total revenue and organic growth of 10.4% and 5.9%, respectively**

- **Delivered strong diluted EPS growth of 36%**

- **Produced total company operating margins of 15.0%: +270 basis points**

- **Generated $617 million in free operating cash flow**

  - **140% of net income**

Full Year

- **Generated record total revenues of $17.8 billion**

  - **Organic revenues grew 7.5%**

- **Delivered record $2.0 billion of income from continuing operations**

  - **41% diluted EPS growth**

- **Produced total company operating margins of 15.4%: +80 basis points**

ITW
Quarterly Highlights

$ in Millions

	2010	2011	F(U) Last Year	
	Q4	Q4	Amount	%
Operating Revenues	3,913.7	4,319.3	405.6	10.4%
Operating Income	482.6	647.1	164.5	34.1%
% of Revenues	12.3%	15.0%		2.7 pts
Income from Continuing Operations				
Income Amount	328.3	437.1	108.8	33.1%
Income Per Share-Diluted	0.66	0.90	0.24	36.4%
Net Income				
Income Amount	335.7	442.2	106.5	31.7%
Income Per Share-Diluted	0.67	0.91	0.24	35.8%
Free Operating Cash Flow	268.0	617.2	349.2	130.3%

All 2010 and 2011 data reflects the elimination of the one month reporting lag for international operations outside of North America. Additionally, the income statement reflects the reclassification of certain businesses to discontinued operations.



ITW
Quarterly Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	**Operating Income**	**Operating Margins**
Base Manufacturing Business			
Operating Leverage	5.9%	19.1%	1.6%
Changes in VM & OH costs	-	14.6%	1.7%
Total	5.9%	33.7%	3.3%
Acquisitions/Divestitures	4.7%	3.9%	-0.2%
Translation	-0.4%	-1.1%	-0.1%
Impairment	-	-	-
Restructuring	-	-2.4%	-0.3%
Other	0.2%	-	-
Total	10.4%	34.1%	2.7%

ITW
Non Operating & Taxes

$ in Millions

	2010 Q4	2011 Q4	F(U) Last Year Amount	%
Operating Income	482.6	647.1	164.5	34.1%
Interest Expense	(44.1)	(54.2)	(10.1)	
Other Income / (Expense)	2.9	7.9	5.0	
Income from Continuing Operations - Pretax	441.4	600.8	159.4	36.1%
Income Taxes	113.1	163.7	(50.6)	
Tax Rate	25.6%	27.2%		(1.6) pts
Income from Continuing Operations	328.3	437.1	108.8	33.1%
Income from Discontinued Operations	7.4	5.1	(2.3)	
Net Income	335.7	442.2	106.5	31.7%

ITW
Cash Flow

$ in Millions	Quarter	
	2010	**2011**
	Q4	**Q4**
Net Income	335.7	442.2
Adjust for Non-Cash Items	19.5	38.8
Changes in Trade Receivables	188.4	164.4
Changes in Inventories	(10.3)	78.1
Changes in all other Operating Assets & Liabilities	(177.2)	(11.8)
Net Cash From Operating Activities	356.1	711.7
Additions to Plant & Equipment	(88.1)	(94.5)
Free Operating Cash Flow	268.0	617.2
Acquisitions	(196.0)	(109.5)
Dividends	(168.6)	(173.9)
Net Proceeds (Repayment) of Debt	(529.9)	(543.6)
Share Repurchase	-	-
Other	87.5	68.8
Net Cash Increase/(Decrease)	(539.0)	(141.0)

ITW
Full Year Highlights

$ in Millions

	2010	2011	F(U) Last Year	
			Amount	%
Operating Revenues	15,415.7	17,786.6	2,370.9	15.4%
Operating Income	2,254.0	2,731.0	477.0	21.2%
% of Revenues	14.6%	15.4%		0.8 pts
Income from Continuing Operations				
Income Amount	1,452.4	2,017.0	564.6	38.9%
Income Per Share-Diluted	2.89	4.08	1.19	41.2%
Net Income				
Income Amount	1,503.0	2,071.4	568.4	37.8%
Income Per Share-Diluted	2.99	4.19	1.20	40.1%
Free Operating Cash Flow	1,200.6	1,602.6	402.0	33.5%

All 2010 and 2011 data reflects the elimination of the one month reporting lag for international operations outside of North America. Additionally, the income statement reflects the reclassification of certain businesses to discontinued operations.

ITW
Full Year Operating Analysis

	% F(U) Prior Year		
	Operating Revenues	Operating Income	Operating Margins
Base Manufacturing Business			
Operating Leverage	7.5%	21.0%	1.9%
Changes in VM & OH costs	-	-4.9%	-0.7%
Total	7.5%	16.1%	1.2%
Acquisitions/Divestitures	4.8%	2.3%	-0.4%
Translation	3.1%	3.4%	0.1%
Impairment	-	-	-
Restructuring	-	-0.6%	-0.1%
Other	-	-	-
Total	15.4%	21.2%	0.8%

ITW
Full Year Cash Flow

$ in Millions	Full Year	
	2010 FY	2011 FY
Net Income	1,503.0	2,071.4
Adjust for Non-Cash Items	430.9	455.6
Changes in Trade Receivables	(170.6)	(303.0)
Changes in Inventories	(223.6)	(50.6)
Changes in all other Operating Assets & Liabilities	(51.4)	(217.4)
Net Cash From Operating Activities	1,488.3	1,956.0
Additions to Plant & Equipment	(287.8)	(353.4)
Free Operating Cash Flow	1,200.5	1,602.6
Acquisitions	(497.4)	(1,308.2)
Dividends	(636.2)	(680.3)
Net Proceeds (Repayment) of Debt	(190.1)	1,147.5
Share Repurchase	(350.0)	(950.0)
Other	313.4	179.9
Net Cash Increase/(Decrease)	(159.8)	(8.5)

Returned to shareholders (Dividends & Share Repurchase)	$ 1,630
Total Acquisitions	1,308
Full Year Capital Allocation	2,938

ITW
Invested Capital

$ in Millions

	12/31/10		9/30/11	12/31/11
Trade Receivables	2,581.6		2,985.4	2,818.9
Days Sales Outstanding	57.7	*	58.7	58.7
Inventories	1,634.9		1,794.3	1,715.9
Months on Hand	1.8	**	1.8	1.8
Prepaids and Other Current Assets	266.2		498.1	384.5
Accounts Payable & Accrued Expenses	(2,140.9)		(2,253.6)	(2,132.4)
Operating Working Capital	2,341.8		3,024.2	2,786.9
% to Revenue(Prior 4 Qtrs.)	15%		17%	16%
Net Plant & Equipment	2,066.2		2,037.9	2,025.4
Investments	440.8		424.4	408.9
Goodwill and Intangibles	6,702.8		7,431.7	7,431.0
Net Assets Held for Sale	-		314.4	279.5
Other, net	(297.6)		(136.6)	(85.2)
Invested Capital	11,254.0		13,096.0	12,846.5
Return on Invested Capital (quarterly)	13.3%		15.4%	14.5%

* Excludes trade receivables related to discontinued operations.

** Excludes inventories related to discontinued operations.

ITW
Debt & Equity

$ in Millions

	12/31/10	9/30/11	12/31/11
Short Term Debt	326.3	1,040.8	502.1
Long Term Debt	2,542.1	3,522.1	3,488.2
Total Debt	2,868.4	4,562.9	3,990.3
Stockholders' Equity	9,572.0	9,852.0	10,034.1
Total Capital	12,440.4	14,414.9	14,024.4
Less:			
Cash	(1,186.4)	(1,318.9)	(1,177.9)
Net Debt & Equity	11,254.0	13,096.0	12,846.5
Debt to Total Capital	23%	32%	28%
Total Debt/EBITDA ratio	1.0	1.5	1.2
Shares outstanding at end of period	497.7	483.2	483.6

ITW Acquisition Activity

$ in Millions	2010					2011				
	Q1	Q2	Q3	Q4	**TOTAL**	Q1	Q2	Q3	Q4	**TOTAL**
Annualized Revenues Acquired	26	253	120	131	**530**	329	156	296	86	**867**
Amount Paid	27	199	145	160	**531**	556	190	480	110	**1,336**
Number of Acquisitions	4	7	5	8	**24**	6	7	8	7	**28**

- ➤ **81% of acquired revenues in 2011 directly tied to emerging market and platform growth initiatives**
  - ➤ **ITW Global Brands (SOPUS) and Despatch: key platform acquisitions**
  - ➤ **Completed nine emerging market-related acquisitions**

- ➤ **Higher revenue multiple in 2011 related to higher growth, higher margin businesses**
  - ➤ **Margins for newly acquired businesses were 16.2% (excluding amortization)**
  - ➤ **Consistent long-term ROIC expectations**

Recent Acquisition: Brooks Instrument
Complements Growing Test & Measurement Platform

- Closed January 2012

- 2011 revenues: $210 million
  - nearly half of revenues coming from Asia, Europe and the Middle East

- Highly-branded provider of specialty devices used to measure and control the flow of gases and fluids through an electronic interface



- Products used in applications where gas or liquid must be regulated with ultra-precise accuracy as part of highly complex manufacturing processes



- High-growth end market applications include mobile computing, microelectronics, LED, energy and life sciences



Transportation
Quarterly Analysis
Q4 2011

Key Points (Q4'11 vs. Q4'10)

- **Segment organic revenues: 8.7%**

- **Auto OEM/Tiers: Worldwide base revenue growth of 7.9% vs. worldwide car build increase of 1%**
  - North American base revenues: 8.0% as D3 and new domestics ramped up Q4 build
  - International base revenues: 7.7% even as European and ROW builds modestly declined in Q4
  - 2012 full year auto build forecast:
    - North America: 13.5 – 14.5 million units
    - Europe: 18.0 -19.0 million units

- **Auto aftermarket worldwide base revenues: 5.6%**

- **Truck remanufacturing: 19.5% base revenue growth due to oil & gas field exploration activity**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q4	757.4	113.7	15.0%
2010 Q4	626.5	81.1	13.0%
$ Inc(Dec)	130.9	32.6	2.0%
% Inc(Dec)	20.9%	40.1%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	8.7%	23.4%	1.8%
Changes in VM & OH costs	-	1.8%	0.2%
Total	8.7%	25.2%	2.0%
Acquisitions	12.9%	23.8%	1.0%
Translation	-0.7%	-2.6%	-0.2%
Impairment	-	-	-
Restructuring	-	-6.3%	-0.8%
Other	-	-	-
Total	20.9%	40.1%	2.0%

Power Systems and Electronics
Quarterly Analysis
Q4 2011

Key Points (Q4'11 vs. Q4'10)

- **Segment organic revenues: 10.2% due to strong contributions from worldwide welding**

- **Worldwide welding base revenues: 22.8%**
  – **North America welding base revenues: 25.2% due to strength in oil & gas and heavy equipment end markets**
  – **International welding base revenues: 16.4% as Europe and Asia Pacific helped drive organic growth**

- **Total electronics base revenues weakened in Q4: -7.7%**
  – **PC board fabrication: -14.5%**
  – **Other electronics: -3.9%**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q4	714.3	139.2	19.5%
2010 Q4	616.0	108.2	17.6%
$ Inc(Dec)	98.3	31.0	1.9%
% Inc(Dec)	16.0%	28.7%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	10.2%	23.4%	2.1%
Changes in VM & OH costs	-	13.4%	2.1%
Total	10.2%	36.8%	4.2%
Acquisitions	5.6%	-6.1%	-2.0%
Translation	0.1%	-	-
Impairment	-	-	-
Restructuring	-	-2.0%	-0.3%
Other	0.1%	-	-
Total	16.0%	28.7%	1.9%

Industrial Packaging
Quarterly Analysis
Q4 2011

Key Points (Q4'11 vs. Q4'10)

- **Segment organic revenues: 3.8% reflected slowing industrial production demand in Europe**
  - Total North American industrial packaging base revenues: 7.3%
  - Total international industrial packaging base revenues: 1.0%

- **Worldwide strapping and related equipment base revenues: 5.0%**
  - North America: 10.7%
  - International: 1.5%

- **Worldwide protective packaging base revenues: 5.8%**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q4	618.9	61.1	9.9%
2010 Q4	577.5	48.4	8.4%
$ Inc(Dec)	41.4	12.7	1.5%
% Inc(Dec)	7.2%	26.2%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	3.8%	16.8%	1.0%
Changes in VM & OH costs	-	12.5%	1.0%
Total	3.8%	29.3%	2.0%
Acquisitions	4.4%	5.3%	-
Translation	-1.0%	-2.6%	-0.1%
Impairment	-	-	-
Restructuring	-	-5.7%	-0.4%
Other	-	-0.1%	-
Total	7.2%	26.2%	1.5%

Food Equipment
Quarterly Analysis
Q4 2011

Key Points (Q4'11 vs. Q4'10)

- **Segment organic revenues: 3.9% as equipment sales strengthened in North America; service revenues improved globally**

- **Total North America base revenues: 6.1%**
  - **Equipment base revenues: 7.5% due to improved sales to restaurants, supermarkets, and colleges & universities**
  - **Service base revenues: 4.1%**

- **Total international base revenues: 1.7%**
  - **Equipment base revenues: 0.6%, as cap ex spend lagged in Europe**
  - **Service base revenues: 4.4%**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q4	507.0	86.5	17.1%
2010 Q4	488.6	50.5	10.3%
$ Inc(Dec)	18.4	36.0	6.8%
% Inc(Dec)	3.8%	71.2%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	3.9%	15.6%	1.2%
Changes in VM & OH costs	-	48.6%	4.8%
Total	3.9%	64.2%	6.0%
Acquisitions	-	-	-
Translation	-0.1%	-0.4%	-
Impairment	-	-	-
Restructuring	-	7.4%	0.8%
Other	-	-	-
Total	3.8%	71.2%	6.8%

Construction Products
Quarterly Analysis
Q4 2011

Key Points (Q4'11 vs. Q4'10)

- **Segment organic revenues: 2.6% as North America and Europe posted positive organic revenue growth**

- **North America construction base revenues: 9.1%**
  - Residential base revenues: 12.3%
  - Commercial base revenues: 7.5%
  - Renovation base revenues: 7.7%

- **International construction base revenues: 0.3%**
  - Europe base revenues: 2.7%
  - Asia Pacific (Aust/NZ) base revenues: -2.3%

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q4	461.5	51.7	11.2%
2010 Q4	446.7	39.4	8.8%
$ Inc(Dec)	14.8	12.3	2.4%
% Inc(Dec)	3.3%	31.3%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	2.6%	12.7%	0.9%
Changes in VM & OH costs	-	24.5%	2.1%
Total	2.6%	37.2%	3.0%
Acquisitions/Divestiture	0.2%	-2.2%	-0.2%
Translation	0.5%	0.6%	-
Impairment	-	-	-
Restructuring	-	-4.4%	-0.4%
Other	-	0.1%	-
Total	3.3%	31.3%	2.4%

Polymers and Fluids
Quarterly Analysis
Q4 2011

Key Points (Q4'11 vs. Q4'10)

- **Segment organic revenues: 3.2% reflected modestly slowing industrial demand for both polymer and fluid products**

- **Worldwide polymers base revenues: 3.2% as international and North American business contributions were roughly the same**

- **Loss on an international polymers contract accounted for the segment's base margin decline**

- **Worldwide fluids base revenues: 3.2% due to better demand in international (Asian) markets**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q4	316.7	38.4	12.1%
2010 Q4	283.6	38.0	13.4%
$ Inc(Dec)	33.1	0.4	-1.3%
% Inc(Dec)	11.7%	1.0%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	3.2%	10.2%	0.9%
Changes in VM & OH costs	-	-9.3%	-1.2%
Total	3.2%	0.9%	-0.3%
Acquisitions	9.8%	6.4%	-0.4%
Translation	-1.3%	-3.0%	-0.2%
Impairment	-	-	-
Restructuring	-	-3.3%	-0.4%
Other	-	-	-
Total	11.7%	1.0%	-1.3%

Decorative Surfaces
Quarterly Analysis
Q4 2011

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q4	248.1	28.8	11.6%
2010 Q4	241.0	21.8	9.0%
$ Inc(Dec)	7.1	7.0	2.6%
% Inc(Dec)	2.9%	32.1%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	3.5%	15.2%	1.0%
Changes in VM & OH costs	-	18.9%	1.7%
Total	3.5%	34.1%	2.7%
Acquisitions	-	-	-
Translation	-0.6%	-1.0%	-
Impairment	-	-	-
Restructuring	-	-1.0%	-0.1%
Other	-	-	-
Total	2.9%	32.1%	2.6%

Key Points (Q4'11 vs. Q4'10)

- **Segment organic revenues: 3.5%**

- **North America laminate base revenues: 5.4% due to premium laminate product positioning and growth in office furniture category**

- **International base revenues: 1.2% as growth slows in Europe (France and U.K.)**

All Other
Quarterly Analysis
Q4 2011

Key Points (Q4'11 vs. Q4'10)

- **Segment organic revenues: 6.5%**

- **Worldwide test and measurement base revenues: 15.6% as equipment orders remained strong in North America and Europe**

- **Worldwide consumer packaging base revenues: 3.9% as decorating, foils and beverage packaging improved**

- **Worldwide industrial/appliance base revenues: -2.4% due to ongoing weakness in worldwide appliance sector**

$ in Millions	Operating Revenues	Operating Income	Operating Margins
2011 Q4	711.6	127.6	17.9%
2010 Q4	657.4	95.1	14.5%
$ Inc(Dec)	54.2	32.5	3.4%
% Inc(Dec)	8.3%	34.2%	
	% Inc(Dec) vs. Prior Year		
Base Business			
Operating Leverage	6.5%	19.8%	1.8%
Changes in VM & OH costs	-	15.3%	2.0%
Total	6.5%	35.1%	3.8%
Acquisitions/Divestitures	2.0%	1.8%	-0.1%
Translation	-0.3%	-0.5%	-
Impairment	-	-	-
Restructuring	-	-2.2%	-0.3%
Other	0.1%	-	-
Total	8.3%	34.2%	3.4%

ITW
2012 Forecast

	Low	High	Mid Point
1st Quarter 2012			
Total Revenues	6.0%	9.0%	7.5%
Diluted Income per Share from Cont Operations	$0.89	$0.97	$0.93
% F(U) 1st Quarter 2011 *	1%	10%	6%
Full Year 2012			
Total Revenues	5.0%	8.0%	6.5%
Diluted Income per Share from Cont Operations	$4.02	$4.26	$4.14
% F(U) 2011 *	7%	13%	10%

Assumptions:
- **Exchange rates hold at current levels**
- **Restructuring costs of $70 to $80 million for the full year**
- **Tax rate range of 28.5% to 29.5% for Q1 and full year 2012**

Notes:
- * 2011 EPS excludes the impact of the Q1 Australian tax case
- Beginning 2012, ITW will discontinue the monthly release of rolling 3 month revenue data



ITW Conference Call
Q & A

Fourth Quarter

2011

January 31, 2012